March 2, 2006

Via U.S. Mail

Jean K. FitzSimon
Senior Vice President and General Counsel
Whitehall Jewellers, Inc.
155 North Wacker Drive
Suite 500
Chicago, IL  60606

	Re:	Whitehall Jewellers, Inc.
Amendment No. 1 to Schedule 14D-9 and Schedule 13E-3
		Filed February 28, 2006
		SEC File No. 5-46037

Dear Ms. FitzSimon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9
1. We note your response to prior comment 1 and your indication that the additional disclosure in the Schedule 13E-3 and the Schedule 14D-
9/A does not "materially alter the mix of information provided to the
Company`s stockholders." Please elaborate upon your analysis in this regard and, in particular, address why you believe that it is appropriate to not disseminate information with respect to the analysis supporting the fairness determination rendered by the Board, which you have provided in response to Item 8 of the Schedule 13E-3.



Item 4.  The Solicitation or Recommendation

      (b) Background of the Offer; Reasons for Recommendation

(ii) Reasons for the Recommendation

2. Consistent with prior comment 9, please expand the second bullet point to explain how the historical and recent market prices of Shares contributed to the Board`s decision to recommend the offer by providing quantified information.

Schedule 13E-3
3. We note that you incorporate by reference much of the disclosure required by this Schedule 13E-3 from the Offer to Purchase that was filed as an exhibit to the Schedule TO on February 8, 2006.
Please
ensure that you also incorporate by reference and list as an exhibit
Amendment No. 1 to the Schedule TO that was filed on February 22, 2006, which amends some of the information contained in the Offer to
Purchase filed February 8, 2006.
	Item 8. Fairness of the Transaction
4. We note your incorporation by reference of this disclosure from
Item 4(b)(ii) of the Schedule 14D-9. Here you indicate that the Board has "determined the terms of the Offer and Merger Agreement, taken together, are fair to and in the best interests of the Company and its stockholders." Please revise your fairness determination to indicate that the going private transaction or, in this case, the Offer is fair to unaffiliated stockholders, as required pursuant to Item 1014 of Regulation M-A. Please also note that each filing person must disclose its belief as to whether the transaction is substantively and procedurally fair to unaffiliated stockholders. Please revise accordingly.
5. Please clarify the role that the Special Committee played in determining the fairness of the going private transaction. Did they determine the transaction to be fair? If so, what factors did they rely upon? Your disclosure ceases to refer to their role in the negotiation process after October 27, 2005 so it is not clear to what extent, if any, they continued to evaluate the offers being made for the Company and, more specifically, to what extent they considered the fairness of the instant transaction.
6. We note your indication that the Board`s belief that the transaction is fair to unaffiliated stockholders was not based on net book value or liquidation value. Please revise to explain why. The extent to which these factors were not considered or deemed relevant in the context of this particular transaction may be important for shareholders in assessing the transaction and the company`s fairness determination. See Exchange Act Release 17719 (April 13, 1981).

7. In indicating that the going private transaction is fair to unaffiliated stockholders, each filing person must discuss each of the material factors set forth in Instruction 2 to Item 1014 of Regulation
M-A. It does not appear that the Board has addressed going concern value. Please revise to address what consideration was given, if any, to going concern value. If the Board relied upon the analysis of this factor as made by the fairness advisor, Duff & Phelps, the board must specifically disclose that it has adopted the analysis of Duff & Phelps as it relates to their discounted cash flow analysis. Please revise or advise.
8. We note your indication that the board believes that the transaction is fair despite the absence of certain procedural safeguards. Please revise your disclosure to address how it was able to determine that the going private transaction is fair absent the safeguard set forth in Item 1014(d) of Regulation M-A in rendering its fairness determination. In other words, why did the directors not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Offer?

	Item 16. Exhibits
9. Please note that each and every report, opinion, consultation, proposal, or presentation, whether oral or written, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of Schedule 13E-3.  Ensure that you have summarized all the
presentations made by Duff & Phelps during the course of the meetings
described, and file any written reports as exhibits pursuant to
Item 9
of Schedule 13E-3.   Also, any written documentation furnished
along
with any oral presentation, for example, analyses, outlines or evaluations must be filed as exhibits and summarized in a similar fashion. We note, for example, your discussion of the September 21,
2005 meeting where an analysis of the two offers was presented by Duff
& Phelps.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

							Sincerely,


							Mara L. Ransom
							Special Counsel
							Office of Mergers and
Acquisitions

cc via facsimile at 212- 839-5599:

Lori Anne Czepiel, Esq.
Gabe Saltarelli, Esq.
Sidley Austin LLP
Whitehall Jewellers, Inc.
March 2, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE